February 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vallon Pharmaceuticals, Inc. (“Company”) Registration Statement on Form S-1 (File No. 333-249636) (the “Registration Statement”)

Ladies and Gentlemen:

ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the underwriters of the offering, hereby joins the request of the Company to withdraw its initial acceleration requests made on February 1 and 2, 2021, and hereby joins the Company’s renewed request pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Tuesday, February 9, 2021, at 5:00 p.m., E.T., or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through February 3, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated January 28, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THINKEQUITY

A Division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking